

August 5, 2014

Via E-mail
Frank L. Jennings
Principal Financial and Accounting Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

      Re: **Synergy Resources Corporation**
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              August 31, 2013
              Filed June 20, 2014
              Response dated July 17, 2014
              File No. 1-35245

Dear Mr. Jennings:

      We have reviewed your response dated July 17, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013

1.   We disagree with your response to prior comment one from our letter dated June 25, 2014 and reissue the comment. Item 601(a)(4) requires that any amendment or modification to a previously filed exhibit to a Form 10, 10-K or 10-Q document shall be filed as an exhibit to a Form 10-Q and Form 10-K. If your amended and restated credit agreement dated November 28, 2012 is still material, please file the first amendment, dated February 12, 2013, and second amendment, dated June 28, 2013, thereto.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karina Dorin, Staff Attorney at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief